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                                                               [LOGO OF TELECOM]


23 May 2001

                                 MEDIA RELEASE

                              TELECOM  UNDERTAKES
                                SHARE PLACEMENT


Telecom New Zealand announced today that overnight it has entered into arrangements to raise NZ$500 million in new equity through a placement of 91 million new ordinary shares with institutional investors in New Zealand, Australia and internationally.

The Company has agreed to issue the new shares at a price of NZ$5.50 per share. These shares will rank equally with existing Telecom shares.

Chief Financial Officer Marko Bogoievski said Telecom has taken an opportunity to raise new equity and strengthen its balance sheet.

"This is a prudent course for the Company as we invest for growth," Mr Bogoievski said. "A share placement of this type is currently the most efficient means of strengthening our balance sheet and ensuring Telecom has the financial flexibility to support its growth strategies. The proceeds will be used to repay short-term debt."

The shares in the placement have not been, and will not be, registered under the United States Securities Act and may not be offered or sold in the United States without registration or an applicable exemption from registration requirements.



                          Telecom New Zealand Limited